Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 17 February 2020 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the third tranche of the common share buyback program announced on 14 November 2019 (“Third Tranche”), the Company has purchased additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) as follows:

	MTA			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
10/02/2020	6,151	153.0435	941,370.60	4,927	167.0552	823,080.97	751,603.48	11,078	152.8231	1,692,974.08
13/02/2020	552	157.0635	86,699.05	—	—	—	—	552	157.0635	86,699.05
Total	6,703	153.3746	1,028,069.65	4,927	167.0552	823,080.97	751,603.48	11,630	153.0243	1,779,673.13

Since the announcement of the Third Tranche of the buyback program dated 14 November 2019 till 14 February 2020, the total invested consideration has been:

•	Euro 65,159,155.77 for No. 429,355 common shares purchased on the MTA

•	USD 3,768,310.71 (Euro 3,402,333.85*) for No. 22,540 common shares purchased on the NYSE resulting in total No. 8,849,502 common shares held in treasury as of 14 February 2020. As of the same date, the Company held 3.44% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.
To date, since 1 January 2019, the Company has purchased a total of 3,117,028 own common shares on MTA and NYSE for a total consideration of Euro 418,161,979.51.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

2